"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange





P.O.Box 423 Skøy
Telephone: +47
Telefax: +47
www.orkla.com

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.: +47-22 54 44 31
Press contact at Orkla Media: Director Stig Finslo Tel: +47-22 54 43 00

Date: 17.02.06

ORK – Open to possible joint ventures or sale of Orkla Media

The Board of Directors of Orkla ASA has today discussed the strategic plan for Orkla Media. The Board has decided to consider the possibility of joint ventures or the sale of all or parts of Orkla Media's operations by means of an open, structured process. Interested parties will be invited to submit offers.

Orkla Media's strong positions in the print media sector provide a good platform for further development oriented towards parts of the media market where growth is stronger. In order to find ways of developing the company, work started last autumn on considering new structural possibilities that will create value and strengthen the future positions of the media business. Various alternatives have been analysed and considered, including further development by Orkla itself, various types of partnership, and the sale of all or parts of Orkla Media.

Orkla Media has created substantial value through more than 20 years, and in its discussions, the Board of Directors has been concerned to find solutions that will ensure that the media business has a strong position in the media landscape of the future.

The project is now entering a phase where offers will be individually assessed and compared with further development by Orkla itself. The Board of Directors has requested that an information memorandum be prepared which will be made available to relevant parties by the end of March. Deutsche Bank has been appointed financial adviser.

The Board of Directors assesses that the dynamic of the media sector indicates a need for new structural solutions that will strengthen the company's competitiveness and provide greater access to growth segments. Orkla has come to the conclusion that this can best be achieved by seeking cooperative ownership solutions. Alternatively, Orkla may be prepared to sell its interest, wholly or partially, if this proves to be the best solution.

"In our further consideration of the alternatives, we will be focusing on three criteria," says Group President and CEO Dag J. Opedal. "We will be concerned to find out what plans interested parties can offer for the further industrial development of Orkla Media. Then we



third criterion is that in future Orkla Media must continue to have shareholders who will build further on the company's publishing principles," says Dag Opedal.

In the further process, Orkla will be considering solutions for Orkla Media as a whole as well as alternatives that may be appropriate for each of its main business areas.